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                           January 15, 2021

       Fran  ois Poirier
       President and Chief Executive Officer
       TC Energy Corporation
       450-1st Street S.W.
       Calgary, Alberta, Canada, T2P 5H1

                                                        Re: TC Energy
Corporation
                                                            Registration
Statement on Form F-4
                                                            Filed January 11,
2021
                                                            File No. 333-252004

       Dear Mr. Poirier:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Nicholson, Special Counsel, at (202) 551-3584 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Gillian Hobson